Exhibit 99.6

JARRETT QUINN

Consulting Process Engineer

Primero Group Americas Inc.

1450 - 1801 McGill College, Montréal, Québec, Canada H3A 2N4

CONSENT OF QUALIFIED PERSON

I, Jarrett Quinn, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report”, (the “Technical Report”) with an effective date of 31st October 2022, by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated December 4, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this January 16th, 2023.

/s/ “Jarrett Quinn”
Jarrett Quinn, P.Eng. (OIQ #5018119), Ph.D.
Consulting Process Engineer
Primero Group Americas Inc.